SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

NOVADIGM, INC.

(Name of Subject Company (Issuer))

NOVADIGM, INC.

(Name of Filing Person (Issuer))

Options Under Novadigm, Inc.’s 1992 Stock Option Plan,
1999 Nonstatutory Stock Option Plan and 2000 Stock Option Plan
to Purchase Common Stock, Par Value $.001 Per Share,
Held by Certain Option Holders
(Title of Class of Securities)

669937 10 4
(CUSIP Number of Underlying Class of Securities)

Wallace D. Ruiz
Vice President, Chief Financial Officer and Treasurer
Novadigm, Inc.
One International Blvd.
Mahwah, New Jersey 07495
(201) 512-1000

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

copies to:
Mark D. Wood, Esq.
Katten Muchin Zavis Rosenman
525 West Monroe Street, Suite 1600
Chicago, Illinois 60661
(312) 902-5200

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

INTRODUCTORY STATEMENT
ITEM 1. SUMMARY TERM SHEET.
ITEM 4. TERMS OF THE TRANSACTION.
SIGNATURE

INTRODUCTORY STATEMENT

     This Amendment No. 4 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 29, 2003 and amended and supplemented by Amendment No. 1 thereto dated June 3, 2003, Amendment No. 2 thereto dated June 17, 2003 and Amendment No. 3 thereto dated June 26, 2003 (as so amended and supplemented, the “Schedule TO”), relating to our offer to exchange options to purchase shares of our common stock, par value $.001 per share, held by our employees, other than our executive officers, for new options to purchase shares of our common stock at a per share exercise price equal to the fair market value of one share of our common stock on the date of issuance of the new options, upon the terms and subject to the conditions in the Offer to Exchange dated May 29, 2003 filed as Exhibit (a)(1)(A) to the Schedule TO and the related Letter of Transmittal filed as Exhibit (a)(1)(B) to the Schedule TO.

ITEM 1. SUMMARY TERM SHEET.

Item 1 of the Schedule TO is hereby amended as follows:

The answer to Question 15 in the section entitled “Summary Term Sheet” in the Offer to Exchange is deleted in its entirety and replaced with the following:

“We generally do not intend to grant to persons who are eligible to participate in the offer any options prior to the date on which we grant new options pursuant to the offer. If you are eligible for the grant of options, such as annual, bonus or promotional options, between the date of the offer and the new option grant date and you elect to participate in the offer, we will defer the grant of those options until the new option grant date. Furthermore, even if you do not elect to participate in the offer, we most likely will similarly defer the grant of those options. However, under limited circumstances, we may, prior to the new option grant date, grant new options to key employees who have elected not to participate in the offer. (Page 15)”

ITEM 4. TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO is hereby amended as follows:

(a)  The second paragraph in the section entitled “The Offer — 5. Acceptance of Options for Exchange and Issuance of New Options” in the Offer to Exchange is deleted in its entirety and replaced with the following:

“We generally do not intend to grant to persons who are eligible to participate in the offer any options prior to the date on which we grant new options pursuant to the offer. If you are eligible for the grant of options, such as annual, bonus or promotional options, between the date of the offer and the new option grant date and you elect to participate in the offer, we will defer the grant of those options until the new option grant date. Furthermore, even if you do not elect to participate in the offer, we most likely will similarly defer the grant of those options. However, under limited circumstances, we may, prior to the new option grant date, grant new options to key employees who have elected not to participate in the offer.”

(b)  The words “are eligible” are deleted from the first bullet point in the second paragraph in the section entitled “The Offer — 11. Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer” in the Offer to Exchange and replaced with the word “elect.”

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to Schedule TO is true, complete and correct.

Novadigm, Inc.

/s/ Wallace D. Ruiz

Wallace D. Ruiz Vice President, Chief Financial Officer and Treasurer

Date: July 25, 2003